EXHIBIT 99.15

PRESS RELEASE

United-States: TotalEnergies Wins Maritime Lease
to Develop a 3 GW+ Offshore Wind Farm
on the East Coast of New York and New Jersey

Paris, February 28, 2022 – TotalEnergies has successfully been named a winner of maritime lease area OCS-A 0538 by the BOEM (Bureau of Ocean Energy Management) in the New York Bight auction held end of last week.

This bid for the development of an offshore wind farm off the U.S. East Coast was won for a consideration of US$ 795 million (100%) by both TotalEnergies and EnBW.

Located up to 47 nautical miles (87 kilometers) from the coast, the lease covers a 132 square miles (341 square kilometer) area that could accommodate a generation capacity of at least 3 GW, enough to provide power to about one million homes. The project is expected to come online by 2028.

In addition, EnBW informed TotalEnergies of its strategic decision to refocus its activity on Europe. In this context, TotalEnergies and EnBW have agreed that TotalEnergies will acquire EnBW's interest in this New York Bight concession and will welcome within its own staff the EnBW North America team who has forged strong relationships with local communities in the past few years and will therefore continue to develop this project. In addition, TotalEnergies will acquire from EnBW the predevelopment work undertaken for the upcoming auction off the coast of Central California (Castle Wind project).

“This grand entrance into offshore wind in the U.S. is a major step toward our goal of reaching 100 GW of renewable electricity generation capacity worldwide by 2030. This development adds another dimension to our renewable business in the U.S., currently representing 4 GW of solar farms under development. This is the largest renewable energy project TotalEnergies has ever undertaken and we now have a portfolio of over 10 GW of offshore wind projects, a technology in which we aim to be a world leader by leveraging our offshore expertise." said Patrick Pouyanné, chairman and CEO of TotalEnergies.

The New York Bight project is part of the U.S. government's goal to deploy 30 GW of offshore wind in the U.S. by 2030, in response to the global climate challenge. Locally, it provides a concrete answer to the growing demand for clean energy in New York and New Jersey. Furthermore, TotalEnergies is committed to developing the project in a way that creates local jobs and economic benefits for the local communities.

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TotalEnergies and offshore wind

TotalEnergies is already developing a portfolio of offshore wind projects with a total capacity of more than 10 GW, of which 2/3 are bottom-fixed and 1/3 are floating. These projects are located in the United Kingdom (Seagreen project, Outer Dowsing, Erebus, ScotWind), South Korea (Bada project), Taiwan (Yunlin project), France (Eolmed project) and the United States (New York Bight project). The Company has also been qualified to participate in competitive tenders in the US, UK and France, and will also participate in a tender in Norway.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies and renewable electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in renewables and electricity. At the end of 2021, TotalEnergies' gross renewable electricity generation capacity is more than 10 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l  @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TotalEnergies SE directly or indirectly owns investments are separate legal entities. TotalEnergies SE has no liability for their acts or omissions. The terms “Company” or “TotalEnergies company” refer collectively to the company TotalEnergies SE and the companies it controls directly or indirectly. Such terms are used solely for the sake of convenience for purposes of the present communication. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.